UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42269

Galaxy Payroll Group Limited

25th Floor, Ovest,
77 Wing Lok Street,
Sheung Wan, Hong Kong

+852 3105 2611

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAXY PAYROLL GROUP LIMITED

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

Date: September 3, 2025

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release issued on September 3, 2025, regarding the Share Consolidation

2